FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 22, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2009

May 22, 2009

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces its consolidated US GAAP financial results for the three months ended March 31, 2009.

Key Financial Highlights of Q1 2009

•                 Consolidated revenues down 24.0% y-o-y to $1,809.0 million due to local currency depreciation and seasonal factors

•                 Consolidated OIBDA(1) down 29.3% to $831.5 million y-o-y with 46.0% OIBDA margin due to currency depreciation and investments in mono-brand retail network

•                 Consolidated net loss of $57.7 million due to $462.4 non-cash FOREX losses through US GAAP translation of US dollar-denominated debt

Key Corporate and Industry Highlights

•                 Acquisition of mobile retailer Telefon.Ru

•                  Agreement with management team affiliated with Svyaznoy, the leading Russian mobile phone retailer, to oversee MTS distribution network

•                 Launch of 3G in Armenia

•                 Acquisition of mobile retailer Eldorado

•                 Placement of a 15 billion ruble bond

•                 Placement of new syndicated loan facility to restructure $630 million loan due in Q2 2009

•                 Announcement of recommended dividend payment for FY 2008 of RUB 39.40 billion ($1.16 billion) or RUB 20.15 per ordinary share ($2.96 per ADR(2)) that comes to 60% of US GAAP net income

Additional Developments

•                 MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

(1)         See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)         US dollar amounts at the RUB/USD exchange rate of 34.0134 as of March 31, 2009.

Commentary

Mr. Mikhail Shamolin, President and CEO of MTS, commented: “In spite of the volatile macroeconomic situation in Russia and the CIS, MTS demonstrated year-over-year revenue growth in national currencies in all of its markets of operation with the exception of Ukraine, where growth dynamics were inline with the market’s overall performance. The changes in the foreign exchange rates impacted our US dollar-denominated results that led to a decline in the Company’s main US dollar-based financial indicators, however, the stable financial position of MTS allows us to continue to execute on our business development strategy.”

Mr. Shamolin added, “Despite the slight impact on our operating margins, investments in our next-generation network infrastructure and proprietary distribution provide MTS with a solid foundation for future growth. The financial standing of the company remains our priority as our strong balance sheet allows us to attract additional financing, including our recent syndicate loan and ruble bond placements, and provides possibilities to create additional shareholder value, such as our recommended payout of 60% of net income as a shareholder return for 2008.”

Financial Summary (unaudited)

US$ million	Q1’09	Q1’08	y-o-y		Q4’08	q-o-q
Revenues	1,809.0	2,379.2	-24.0%		2,418.3	-25.2%
OIBDA	831,5	1,175.5	-29.3%		1,162.2	-28.5%
- margin	46.0%	49.4%	-3.4	pp	48.1%	-2.1	pp
Net operating income	464.2	704.6	-34.1%		706.2	-34.3%
- margin	25.7%	29.6%	-3.9	pp	29.2%	-3.5	pp
Net income (loss)	-57.7	610.2	-109.5%		145.5	-139.7%

Group Financial Developments

CAPEX

MTS’ expenditure on property, plant and equipment in the first quarter totaled approximately $548 million, of which $328 million was invested in Russia, $133 million in Ukraine, $72 million in Uzbekistan, $10 million in Turkmenistan and $5 million in Armenia.

MTS spent approximately $98 million on the purchase of intangible assets during the quarter of which $67 million was spent in Russia, $13 million in Ukraine, $16 million in Uzbekistan, $1 million in Turkmenistan and $1 million in Armenia.

Debt and Cash Flows

As of March 31, 2009, MTS’ total debt(3) was at $4.0 billion, resulting in a ratio of total debt to OIBDA of 0.8 times. Net debt amounted to $3.0 billion at the end of the quarter and the net debt to OIBDA of 0.6 times. The Company was free cash-flow positive with $10.4 million for the first quarter 2009.

Group Operating Review

Market Growth

Mobile penetration(4) in markets of operation was:

•                 Up q-o-q from 129% to 131% in Russia;

•                 Down q-o-q from 121% to 120% in Ukraine;

•                 Up q-o-q from 44% to 47% in Uzbekistan;

(3)         Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(4)         The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

•                  Up q-o-q from 19% to 23% in Turkmenistan;

•                  Down q-o-q from 80% to 79% in Armenia;

•                  Up q-o-q from 86% to 90% in Belarus.

Subscriber Development

The Company added approximately 1.0 million new customers during the first quarter of 2009 that were all added organically. During the quarter MTS:

•                  Added 0.5 million subscribers in Russia;

•                  Churned 179 thousand subscribers in Ukraine;

•                  Added 0.3 million subscribers in Uzbekistan;

•                  Added approximately 197 thousand subscribers in Turkmenistan;

•                  Added approximately 32 thousand subscribers in Armenia.

Our Belarus operations added approximately 93 thousand subscribers during the quarter.

Key Subscriber Statistics

(mln)	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Total subscribers, eop	88.88	90.97	91.73	95.66	96.61
Russia	59.90	61.38	61.88	64.63	65.11
Ukraine	19.61	19.13	18.09	18.12	17.94
Uzbekistan(5)	3.56	4.37	5.06	5.65	5.97
Turkmenistan	0.47	0.57	0.76	0.93	1.12
Armenia	1.42	1.49	1.78	2.02	2.05
MTS Belarus(6)	3.94	4.03	4.16	4.32	4.42

Market Share

MTS maintained its leading position in the majority of its markets of operation during the first quarter:

•                  Maintained at 34% in Russia;

•                  Decreased from 33% to 32% in Ukraine;

•                  Maintained at 46% in Uzbekistan;

•                  Maintained at 87% in Turkmenistan;

•                  Increased from 79% to 81% in Armenia.

In Belarus, the market share decreased to 51% from 52%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 86% of gross additions in Russia and 98% in Ukraine in the first quarter. At the end of the quarter, 86% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans was 92%.

Russia Highlights

RUB mln	Q1’09	Q1’08	y-o-y	Q4’08	q-o-q
Revenues	46,856.5	43,598.3	7.5%	50,519.0	-7.2%
OIBDA	20,989.3	21,263.6	-1.3%	24,388.0	-13.9%
- margin	44.8%	48.8%	-4.0	pp	48.3%	-3.5	pp
Net income (loss)	-2,619.2	11,961.6	-121.9%	1,802.3	-245.3%
- margin	-5.6%	27.4%	-33.0	pp	3.6%	-9.2	pp

(5) Starting from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan (6) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

	Q1’08	Q2’08	Q3’08		Q4’08	Q1’09
ARPU (RUB)(7)	244.55	260.70	278.78		258.28	233.54
MOU (min)	193	207	213		218	205
Churn rate (%)	4.8	6.6	9.1		6.4	8.0
SAC (RUB)	715.7	711.1	635.5		665.4	742.8

Ukraine Highlights

UAH mln	Q1’09	Q1’08	y-o-y		Q4’08	q-o-q
Revenues	1,872.7	2,064.7	-9.3%		2,121.3	-11.7%
OIBDA	796.4	960.2	-17.1%		837.8	-4.9%
- margin	42.5%	46.5%	-4.0	pp	39.5%	+3.0	pp
Net income	96.6	437.1	-77.9%		206.4	-53.2%
- margin	5.2%	21.2%	-16.0	pp	9.7%	-4.5	pp

	Q1’08	Q2’08	Q3’08		Q4’08	Q1’09
ARPU (UAH)	34.49	36.52	39.63		38.16	33.62
MOU (min)	175	239	329		389	427
Churn rate (%)	10.3	10.7	15.8		10.8	10.2
SAC (UAH)	69.7	64.7	49.7		51.7	62.4

Uzbekistan Highlights(8)

USD mln	Q1’09	Q1’08	y-o-y		Q4’08	q-o-q
Revenues	101.7	79.4	28.1%		115.7	-12.1%
OIBDA	60.5	49.1	23.2%		70.6	-14.3%
- margin	59.5%	61.8%	-2.3	pp	61.0%	-1.5	pp
Net income	30.7	32.2	-4.7%		34.6	-11.3%
- margin	30.2%	40.6%	-10.4	pp	29.9%	+0.3	pp

	Q1’08(9)	Q2’08	Q3’08		Q4’08	Q1’09
ARPU (USD)	8.3	7.8	7.3		7.2	5.8
MOU (min)	520	575	525		497	416
Churn rate (%)	2.8	4.0	7.3		5.7	6.6
SAC (USD)	7.0	7.5	7.7		8.7	8.2

Turkmenistan Highlights(10)

TMT mln	Q1’09	Q1’08	y-o-y		Q4’08	q-o-q
Revenues	93.0	54.8	69.7%		94.6	-1.7%
OIBDA	51.9	33.6	54.5%		58.4	-11.1%
- margin	55.8%	61.6%	-5.8	pp	61.7%	-5.9	pp
Net income	29.8	16.6	79.5%		35.9	-17.0%
- margin	32.0%	30.4%	+1.6	pp	38.0%	-6.0	pp

(7)         ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

(8)         The functional currency in Uzbekistan is the US dollar.

(9)         In Q1 2008, MTS Uzbekistan moved away from a two-month to a six-month churn policy.

(10)   On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per 1 USD. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes.

	Q1’08	Q2’08	Q3’08		Q4’08	Q1’09
ARPU (TMT)	44.3	50.9	28.5		37.7	30.2
MOU (min)	273	291	277		253	225
Churn rate (%)	5.0	4.4	2.0		4.2	3.9
SAC (TMT)	18.5	28.1	15.7		9.7	13.0

Armenia Highlights

AMD mln	Q1’09	Q1’08	y-o-y		Q4’08	q-o-q
Revenues	17,847.3	16,996.1	5.0%		19,920.6	-10.4%
OIBDA	9,450.9	9,852.8	-4.1%		9,776.4	-3.3%
- margin	53.0%	57.9%	-4.9	pp	49.1%	+3.9	pp
Net income (loss)	-2,365.4	-4,985.2	-52.6%		137.2	-1,824.1%
- margin	-13.3%	-29.3%	-16.0	pp	0.7%	-14.0	pp

	Q1’08	Q2’08	Q3’08		Q4’08	Q1’09
ARPU (AMD)	4,033.5	4,331.2	4,594.5		3,485.9	2,913.9
MOU (min)	157	183	202		205	172
Churn rate (%)	8.0	7.7	7.2		7.0	8.9
SAC (AMD)	8,220.9	8,324.6	5,199.0		4,535.8	7,280.6

CAPEX Highlights

in USD mln	Q1’08	Q4’08	Q1’09
Russia	204.6	451.4	394.7
- as % of rev	11.4%	24.3%	28.6%
Ukraine	109.0	139.4	146.0
- as % of rev	26.6%	39.4%	60.0%
Uzbekistan	11.3	41.0	87.4
- as % of rev	14.2%	35.4%	85.9%
Turkmenistan	15.5	20.2	11.1
- as % of rev	35.3%	60.8%	34.0%
Armenia	2.0	24.8	6.5
- as % of rev	3.7%	38.1%	11.8%

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 93.03 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the First Quarter 2009
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08		Q1’09
Operating income	704.6	857.2	935.5	706.2		464.2
Add: D&A	470.9	492.2	517.7	456.0		367.3
OIBDA	1,175.5	1,349.5	1,453.2	1,162.2		831.5

Russia (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08		Q1’09
Operating income	562.5	701.4	761.0	587.0		378.4
Add: D&A	314.9	333.2	354.2	310.1		241.8
OIBDA	877.4	1,034.6	1,115.2	897.1	(11)	620.2

Ukraine (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08		Q1’09
Operating income	85.4	91.4	103.2	41.3		22.4
Add: D&A	104.8	111.2	121.3	100.7		81.0
OIBDA	190.1	202.6	224.6	142.0		103.4

Uzbekistan (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08		Q1’09
Operating income	35.1	42.8	48.9	50.7		40.6
Add: D&A	13.9	14.9	16.6	19.9		19.9
OIBDA	49.1	57.7	65.5	70.6		60.5
(11) Including intercompany of $8.1 mln.

Turkmenistan (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating income	21.9	17.9	6.8	17.3	15.4
Add: D&A	5.1	3.7	1.7	3.2	2.9
OIBDA	26.9	21.6	8.5	20.5	18.2

Armenia (USD mln)	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating income/ (loss)	(0.3)	3.8	15.6	9.8	7.4
Add: D&A	32.2	29.2	23.8	22.1	21.7
OIBDA	32.0	33.0	39.4	31.9	29.1
OIBDA margin can be reconciled to our operating margin as follows:
Group	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	29.6%	32.5%	33.3%	29.2%	25.7%
Add: D&A	19.8%	18.7%	18.4%	18.9%	20.3%
OIBDA margin	49.4%	51.2%	51.7%	48.1%	46.0%

Russia	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	31.3%	34.7%	35.1%	31.6%	27.4%
Add: D&A	17.5%	16.5%	16.4%	16.7%	17.5%
OIBDA margin	48.8%	51.2%	51.5%	48.3%	44.8%

Ukraine	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	20.9%	21.1%	22.2%	11.7%	9.2%
Add: D&A	25.6%	25.6%	26.1%	28.4%	33.3%
OIBDA margin	46.5%	46.7%	48.3%	40.1%	42.5%

Uzbekistan	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	44.3%	46.0%	47.4%	43.8%	40.0%
Add: D&A	17.6%	16.0%	16.1%	17.2%	19.6%
OIBDA margin	61.8%	61.9%	63.5%	61.0%	59.5%

Turkmenistan	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	50.0%	52.1%	33.9%	52.2%	47.0%
Add: D&A	11.6%	10.9%	8.4%	9.5%	8.8%
OIBDA margin	61.6%	63.0%	42.3%	61.7%	55.8%

Armenia	Q1’08	Q2’08	Q3’08	Q4’08	Q1’09
Operating margin	(0.5)%	6.1%	20.7%	15.1%	13.5%
Add: D&A	58.5%	47.5%	31.7%	34.1%	39.4%
OIBDA margin	57.9%	53.7%	52.5%	49.1%	52.9%
***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:
USD mln	As of Dec 31, 2008	As of Mar 31, 2009
Current portion of debt and of capital lease obligations	1,183.7	1,191.3

Long-term debt	2,888.5	2,816.5

Capital lease obligations	3.0	2.0

Total debt	4,075.2	4,009.8

Less:
Cash and cash equivalents	(1,058.8)	(978.5)
Short-term investments	(45.7)	(46.0)

Net debt	2,970.7	2,985.3

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Nine months ended Dec 31, 2008	Three months ended Mar 31, 2009	Twelve months ended Mar 31, 2009
A	B	C=A+B
Net operating income	2,498.9	464.2	2,963.1
Add: depreciation and amortization	1,465.9	367.3	1,833.2
OIBDA	3,964.8	831.5	4,796.3

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the three months ended Mar 31, 2008	For the three months ended Mar 31, 2009
Net cash provided by operating activities	991.5	760.0

Less:

Purchases of property, plant and equipment	(281.0)	(547.6)

Purchases of intangible assets	(61.4)	(97.9)

Proceeds from sale of property, plant and equipment	23.2	0.2

Purchases of other investments	(21.2)	—

Investments in and advances to associates	—	0.5

Acquisition of subsidiaries, net of cash acquired	(19.4)	(104.8)

Free cash-flow	631.7	10.4
***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008
Net operating revenue
Service revenue and connection fees	$1,780,695	$2,373,531
Sales of handsets and accessories	28,314	5,685
	1,809,009	2,379,216

Operating expenses
Cost of services	411,675	557,299
Cost of handsets and accessories	38,922	25,723
Sales and marketing expenses	158,545	213,996
General and administrative expenses	309,415	346,412
Depreciation and amortization	367,292	470,898
Provision for doubtful accounts	28,389	25,734
Other operating expenses	30,559	34,550

Net operating income	464,212	704,604

Currency exchange and transaction losses / (gains)	462,448	(95,864)

Other expenses / (income):
Interest income	(8,502)	(3,785)
Interest expense, net of amounts capitalized	62,950	40,606
Other income	(7,774)	(10,710)
Total other expenses, net	46,674	26,111

Income / (loss) before provision for income taxes and noncontrolling interest	(44,910)	774,357

Provision for income taxes	11,855	165,925

Net income / (loss)	$-56,765	$608,432
Net income / (loss) attributable to the noncontrolling interest	955	(1,722)
Net income / (loss) attributable to the group	$-57,720	$610,154
Weighted average number of common shares outstanding, in thousands - basic	1,885,053	1,943,934
Earnings per share - basic and diluted	(0)	0.31

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008 (Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31,	As of December 31,
	2009	2008
CURRENT ASSETS:
Cash and cash equivalents	$978,467	$1,058,802
Short-term investments	46,006	45,718
Trade receivables, net	304,869	320,559
Accounts receivable, related parties	40,050	49,684
Inventory and spare parts	100,179	110,490
VAT receivable	81,163	102,648
Prepaid expenses and other current assets	625,618	680,833
Total current assets	2,176,352	2,368,734

PROPERTY, PLANT AND EQUIPMENT	5,385,204	5,900,129

INTANGIBLE ASSETS	1,747,873	1,770,113

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	204,819	247,358

OTHER INVESTMENTS	27,800	39,076

OTHER ASSETS	141,538	122,924

Total assets	9,683,586	10,448,334

CURRENT LIABILITIES
Accounts payable	514,966	789,336
Accrued expenses and other current liabilities	1,178,035	1,147,198
Accounts payable, related parties	84,142	186,878
Current portion of long-term debt, capital lease obligations	1,191,328	1,183,729
Total current liabilities	2,968,471	3,307,141

LONG-TERM LIABILITIES
Long-term debt	2,816,491	2,888,496
Capital lease obligations	2,003	3,009
Deferred income taxes	61,743	69,473
Deferred revenue and other	162,834	101,820
Total long-term liabilities	3,043,071	3,062,798

Total liabilities	6,011,542	6,369,939

COMMITMENTS AND CONTINGENCIES	—	—

Redeemable noncontrolling interests	100,478	143,658

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as March 31, 2009 and December 31, 2008 (777,396,505 of which are in the form of ADS as of March 31, 2009 and December 31, 2008)	50,558	50,558
Treasury stock (108,273,338 common shares at cost as of March 31, 2009 and December 31, 2008)	(1,426,753)	(1,426,753)
Additional paid-in capital*	539,671	549,401
Accumulated other comprehensive income	(640,689)	(346,178)
Retained earnings*	5,048,779	5,107,709
Total shareholders’ equity	3,571,566	3,934,737

Total liabilities and shareholders’ equity	$9,683,586	$10,448,334
*Figures as of Dec. 31, 2008, were retrospectively adjusted on Topic D-98 implementation.

MOBILE TELESYSTEMS CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 (Amounts in thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Net cash provided by operating activities	759,973	991,545

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(104,772)	(19,395)
Purchases of property, plant and equipment	(547,641)	(281,019)
Purchases of intangible assets	(97,940)	(61,418)
Proceeds from sale of property, plant and equipment and assets held for sale	243	23,249
Purchase of other investments	—	(21,239)
Investments in and advances to associates	558	—
(Increase)/decrease in restricted cash	(8,606)	7,887
Net cash used in investing activities	(758,158)	(351,935)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	27,440	—
Repurchase of common stock	—	(423,143)
Repayment of notes	—	(400,000)
Notes and debt issuance cost	(16,116)	(278)
Capital lease obligation principal paid	(47)	(1,349)
Proceeds from loans	118,759	105,105
Loan principal paid	(99,796)	(35,385)
Net cash provided by / (used in) financing activities	30,240	(755,050)

Effect of exchange rate changes on cash and cash equivalents	(112,390)	33,469

NET DECREASE IN CASH AND CASH EQUIVALENTS:	(80,335)	(81,971)

CASH AND CASH EQUIVALENTS, at beginning of period	1,058,802	634,498

CASH AND CASH EQUIVALENTS, at end of period	$978,467	$552,527

Group financial results for the first quarter year 2009 Investor conference call – May 22, 2009 Mr. Mikhail Shamolin, President, Chief Executive Officer Mr. Alexey Kornya, Acting Chief Financial Officer

Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management, and future growth subject to risks.

Financial and corporate highlights Key period developments Key financial and operating results Appendix Group highlights for the period Group financial highlights Contents

Group highlights for the first quarter 2009 and recent events Launch of 3G in Armenia Placement of a 15 billion ruble bond Placement of new syndicated loan facility to restructure $630 million loan due in Q2 2009 Announcement of recommended dividend payment for FY 2008 of RUB 39.4 billion ($1.2 billion*) or RUB 20.15 per ordinary share ($2.96* per ADR), or the equivalent of 60% of US GAAP net income Thereafter Acquisition of mobile retailer Telefon.Ru Agreement with management team affiliated with Svyaznoy, the leading Russian mobile phone retailer, to oversee MTS distribution network Acquisition of mobile retailer Eldorado Q1 highlights Group revenues down 24.0% y-o-y to $1,809.0 million primarily due to local currency depreciation and seasonal factors Consolidated OIBDA down 29.3% to $831.5 million y-o-y with 46.0% OIBDA margin due to currency depreciation and investments in mono-brand retail network Consolidated net loss of $57.7 million due to $462.4 million non-cash FOREX losses through US GAAP translation of US dollar-denominated debt Group financial highlights *At the RUB/USD exchange rate of 34.0134 as of March 31, 2009 MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group Market commentary

Revenue decline primarily due to local currency depreciation and seasonal factors Group financial highlights Total Group Revenue (USD mln) Total Group OIBDA (USD mln) OIBDA Margin 2007 2008 49.4% 2008 2007 51.2% -25% -24% +2% +4% -28% -29% 51.7% 48.1% 2009 46.0% 2009 Net income down mainly due to $462 million non-cash FOREX losses through US GAAP translation of US dollar-denominated debt Total Group Net income (USD mln) Net Inc Margin 19.8% 25.6% 25.0% 2008 2007 +33% -140% -109% 18.3% 6.0% 2009 48.4% -3.2% OIBDA margin decline due to currency depreciation and investments in mono-brand retail network 2,326.4 2,379.2 2,812.3 2,418.3 1,809.0 2,635.5 Q4 Q1 Q2 Q3 Q4 Q1 1,126.9 1,175.5 1,453.2 1,162.2 831.5 1,349.5 Q4 Q1 Q2 Q3 Q4 Q1 460.3 610.2 515.6 145.5 57.7 659.2 Q4 Q1 Q2 Q3 Q4 Q1

Financial and corporate highlights Key period developments Key financial and operating results Appendix Contents Executing on our 3+2 strategy MTS Russia revenue dynamics MTS Group cost dynamics Group subscriber base dynamics MTS Group currency dynamics MTS Group balance sheet Cash position and debt obligations Dividend payout and policy 3G: network development at MTS MTS Russia retail development

MTS Russia revenue dynamics Q-on-Q revenue changes due to: Seasonality due to fewer calendar and working days Less roaming due to less travel by MTS subscribers Lower long-distance and off-net calling related to less business activity Higher migration to lower-value tariffs as customers economize their spending Fewer handsets and accessories due to seasonal post-holiday retail slowdown Recovery in guest roaming revenues due to unseasonably low travel to Russia in Q4 Sustained growth in value-added services Higher retail revenues due to acquisitions 50.52 46.86 45.0 47.0 49.0 51.0 Seasonal Factors Roaming Long Distance Interconnect Tariff Migration Handsets and Accessories Guest Roaming -3.3% -1.6% -1.2% -0.8% -2.3% -1.7% +0.8% +1.3% +1.5% Value-added Services Retail and Other Revenues Change in MTS Russia revenue Q4 2008 – Q1 2009 (In RUB bln unless otherwise indicated) Q4 2008 Q1 2009

MTS Group cost dynamics 49.4% -1.3pp -0.5pp -0.7pp -0.2pp -0.8pp -0.8pp +0.9pp 46.0% 44.0% 46.0% 48.0% 50.0% Q1 2008 Q1 2009 % Change in OIBDA Margin (Q1 2008 vs. Q1 2009) Retail Costs including Handsets Advertising, Dealer Commissions and additional Marketing Expenses Provision for Bad Debt Salary Expenses Frequency and Utilities Repair, Maintenance & Rent Cost Optimization Program Changing cost base due to: Increased retail costs due to expansion of mono-brand network and increase in handset and accessories sales Larger bad-debt provision due to conservative enforcement of existing commercial provisions in light of macroeconomic volatility Rising temporary marketing expenses due to increased advertising activity and rising dealer commissions in multi-brand distribution Increased salaries dating from April 2008 Higher frequency and utility tariffs Higher repair, maintenance, consulting and rent costs due to network expansion and currency fluctuations Cost optimization program yielding results through use of proprietary LD/ILD network and reevaluation of G&A expenses

Group subscriber base dynamics during the quarter Russia contributed approx. 480 thousand in net additions on the back of attractive market offers and seasonal campaigns Decline in Ukrainian net subscriber numbers inline with market’s performance CIS markets continued to show strong subscriber additions as MTS extends coverage and expands its service portfolio through successful tariff launches and marketing campaigns 96.61 4.42 2.05 1.12 5.97 17.94 65.11 Q1 2009 1.0% 2.3% 1.5% 20.4% 5.7% -1.0% 0.7% % change 95.66 Total YE 2008 MTS subscribers (mln) 4.32 Belarus** 2.02 Armenia 0.93 Turkmenistan 5.65 Uzbekistan* 18.12 Ukraine 64.63 Russia *As of January 1, 2008, MTS adopted its Group-wide six month-churn policy for the market **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

Currency dynamics Q1 to present Currency fluctuations vs. USD * Through May 21, 2009 Sources: The Central Bank of the Russian Federation, The National Bank of Ukraine, The Central Bank of Armenia, The Central Bank of the Republic of Uzbekistan, The Central Bank of Turkmenistan Q2 2009 Q1 2009 UAH/USD RUB/USD AMD/USD UZS/USD TMT/USD Continued volatility of the Russian ruble during Q1 with the Armenian dram sharply declining in March Stable Ukrainian hryvna during the quarter Currency depreciation vs. the USD an on-going risk to revenues and earnings -35% -30% -25% -20% -15% -10% -5% 0% 5% January February March April May

Group balance sheet $4 796.3 $5 140.3 LTM OIBDA* 0.3x 0.3x Net debt/assets 0.8x 0.7x Net debt/equity 0.6x 0.6x Net debt/LTM OIBDA* $9 683.6 $10 448.3 Total assets $3 571.6 $3 934.7** Shareholders’ equity $2 985.3 $2 970.7 Net debt* $1 191.3 $1 183.7 Short-term debt $2 818.5 $2 891.5 Long-term debt $4 009.8 $4 075.2 Total debt $46.0 $45.7 Short-term investments $978.5 $1 058.8 Cash and cash equivalents As of 31 Mar 2009 As of 31 Dec 2008 Balance Sheet in USD mln unless noted Free cash flow* positive for the Q1’09 with $10.4 million In Q1 2009, no ADRs were acquired as part of the Company’s share repurchase program * See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix ** Retrospectively adjusted on EITF Topic D-98 implementation *** At the exchange rate of 32.3 RUR/1 USD as of the date of placement

Cash position and debt obligations end of Q1 2009 In Q2 2009, MTS placed an additional 15 billion ruble ($464 million*) bond maturing in 2014 with a two-year put option In Q2 2009, MTS placed a new facility to restructure a $630 million syndicated loan facility due in Q2 2009 Cash and Cash Equivalents, Q1 2009 (USD mln) Debt Repayment Schedule (USD mln) 979 Q1 2009 EUR RUR 19% USD 10% 71% Debt composition by currency Q1 2009 Debt composition by type Q1 2009 Total Debt = $4.0 billion * At the exchange rate of 32.3 RUB/USD as of the date of placement Credit facilities 35% Syndicated loan 28% Bonds 37% 702 758 109 238 916 402 Q2 2009 Q3 2009 Q4 2009 2010 2011 Thereafter 1,584 (702) Three of MTS’ ruble bonds placed in 2008 contain put options that can be exercised from April through June 2010. MTS expects the options to be exercised, thereby increasing 2010 debt and decreasing long-term debt

Dividend payout and policy As part of its commitment to total shareholder return, MTS strives to reward its shareholders as is reflected in the Company’s formal dividend policy that stipulates a minimum payout of 50% of US GAAP net income Given its solid performance in 2008 and sound financial management, MTS is only one of few companies in Russia and the CIS to pay out a dividend Dividend payment history, 2002-2008 (USD mln) 8.0% 4.0% 3.3% 4.1% 3.2% 2.4% 2.4% Dividend yield 69% 1.9 9.7 2006 60% 3.1 14.8 2007 60% 3.0 20.2 2008* 50% 1.4 7.6 2005 41% 1.0 5.8 2004 43% 0.6 3.2 2003 40% 0.3 1.7 2002 % of net income USD per ADR RUB per share *Dividend amount recommended by MTS’ Board of Directors for approval at the Company’s Annual General Meeting of Shareholders on June 25, 2009 111 220 403 562 747 1 257 1 158* 2002 2003 2004 2005 2006 2007 2008

3G: network development at MTS MTS Russia: network launch plan 2010 + 40 cities 2009 2008 + 24-27 cities 15 cities Full commercial HSPA-enabled networks launched: First network in St. Petersburg, May 2008 A total of 15 cities in 2008, including Kazan, Nizhny Novgorod, Novosibirsk, Sochi, Vladivostok and Yekaterinburg 10 cities already launched in 2009, including Samara, Kaliningrad, Krasnodar, Rostov and Omsk 2010: HSPA-enabled networks launched in all regions of Russia 2009: Commercial launch in Armenia (Q2) 2008: Commercial launch in Uzbekistan (Q4) 2007: CDMA-450 EV-DO Rev A launch in Ukraine Over 150 cities covered to date

MTS оператор связи MTS

MTS Russia Retail development

MTS Russia: ≈ 2,600 stores as of April 30, 2009


1,000
800
500
300
Own stores
TS-Retail*
Eldorado and Telefon.Ru
Franchisees

- Development of monobrand retail network:
  - Acquisitions of mobile retailers – Telefon.Ru and Eldorado
  - Agreement with management team affiliated with Svyaznoy, the leading Russian mobile phone retailer, to oversee MTS distribution network
  - Further optimization activities and potential acquisitions of best in class retailers
  - Conclusion of direct agreements with equipment vendors
  - Benefiting from Vodafone partnership by gaining insight on best practices
  - Short-term risk to subscriber market share given the ongoing changes in marketplace

- Moving to monobrand retail is a sign of further development in line with the developed markets model aimed at building greater customer loyalty and offering more personalized service:
  - Better quality of subscribers, higher loyalty and lower churn
  - More personalized customer service and better tailored products through bundles with customized handsets
  - Reduction in SAC in absolute terms due to lower churn and savings on brand promotion

*** TS-Retail was established in November 2006 by MTS to develop its proprietary retail network. MTS has a 25% stake in the company and accounts for the investment under the equity method.**

15

Financial and corporate highlights Key period developments Key financial and operating results Appendix Russia Ukraine Uzbekistan Turkmenistan Armenia Contents

Russia financial highlights +5% Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) OIBDA Margin -14% -1% 47.7% 48.8% 51.2% 2008 2007 2008 2007 -7% +7% +3% RUB/USD 24.7 24.3 23.6 24.3 51.4% OIBDA performance affected by currency-related cost pressures, increased competition and investments in monobrand retail network 48.3% 27.3 Year-on-year revenue growth in spite of macroeconomic pressures on demand, currency volatility and aggressive competitive developments 2009 2009 44.8% 33.9 42.47 43.60 52.47 50.52 46.86 47.74 Q4 Q1 Q2 Q3 Q4 Q1 20.26 21.26 26.95 24.39 20.99 24.43 Q4 Q1 Q2 Q3 Q4 Q1

Russia operating indicators ARPU (RUB) MOU (min) APPM (RUB) 1.32 1.27 1.26 Subs (mln) 57.4 59.9 61.4 2009 2007 2009 2007 -9% -4% -1% +3% -6% +6% 1.31 61.9 1.18 64.6 ARPU decline due to less consumption of higher-value products like roaming and long-distance as well as lower-quality subscribers entering the network Seasonal usage decline due to fewer working calendar days, less business activity and weaker demand dynamics APPM stabilization toward end of period following decline in consumption of higher-value products 2008 2008 65.1 1.14 247 245 279 258 234 261 Q4 Q1 Q2 Q3 Q4 Q1 187 193 213 218 205 207 Q4 Q1 Q2 Q3 Q4 Q1

Russia operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Total VAS (mln) 6 942 6 773 2009 2008 2009 2008 Data Content Revenue (RUB mln) 2009 2008 7 804 +3% +10% +11% +50% +2% +30% 8 178 Resilient growth of VAS revenues as the Company launches 3G networks across Russia and introduces attractive VAS products and offers Key initiatives in Q1: Expansion of 3G networks to additional cities Further lowering of MTS Connect pricing Launch of MySpace mobile version on MTS WAP portal Enhancement of MMS functionality, increasing permitted message size and adaptation to phone model Development of MTS’ Wi-Fi network in Moscow to over 850 new hotspots Unlimited Internet at Night promotion Launch of MTS Catalog application for smartphones * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 8 472 1,387 1,454 1,867 2,076 1,762 Q1 Q2 Q3 Q4 Q1 2,055 1,965 2,618 2,679 2,315 Q1 Q2 Q3 Q4 Q1 3,140 3,035 3,350 3,443 3,416 Q1 Q2 Q3 Q4 Q1

Ukraine financial highlights Total Ukraine Revenue (UAH mln) Total Ukraine OIBDA (UAH mln) OIBDA Margin 45.8% 46.5% 46.7% 2008 2007 2009 2007 -12% -9% -4% -2% -5% -17% UAH/USD 5.1 5.1 5.0 4.9 48.3% 6.2 39.5% 2009 2008 Top-line dynamic reflective of seasonal trends and weaker demand dynamics due to the macroeconomic environment and depreciation of the hryvna in Q4 2008 Sequential OIBDA decrease less than rate of revenue due to optimization of costs and renegotiation of non-hryvna-based contracts 42.5% 7.7 2,148 2,065 2,255 2,121 1,873 2,153 Q4 Q1 Q2 Q3 Q4 Q1 984 960 1,089 838 796 1,005 Q4 Q1 Q2 Q3 Q4 Q1

Ukraine operating indicators Sequential decline in ARPU due to macroeconomic-related factors and seasonal demand dynamics; ARPU stable y-o-y, as MOU increases have offset declines in APPM Sustained MOU growth due to continuing efforts to drive usage APPM decreased as usage continued to increase with subscribers controlling their spending due to economic instability that led to an overall revenue decline Subscriber dynamics in-line with market ARPU (UAH) MOU (min) APPM (UAH) Subs (mln) 0.08 0.22 0.20 0.15 17.9 20.0 19.6 19.1 -11% stable -6% 0.12 18.1 0.10 18.1 +7% +10% +144% 2008 2007 2009 2008 2007 2009 163 175 329 389 427 239 Q4 Q1 Q2 Q3 Q4 Q1 36 34 40 38 34 37 Q4 Q1 Q2 Q3 Q4 Q1

Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Total VAS (mln) 246 264 238 2008 2007 2009 2007 Data Content Revenue (UAH mln) 2009 2007 +43% +45% +2% +10% +98% +11% -42% +45% +11% 278 413 * Does not include revenue from SMS and data bundles, which is included in airtime revenue. * 2009 2008 2008 Sustained growth in messaging and content services through the continual expansion of our VAS portfolio, improvements in network quality and expansion of our CDMA-450 data network Key initiatives in Q1: Launch of MTS Connect Manager application for mobile internet services SMS game Love Is promotion Content and SMS promotions surrounding New Year holidays and Valentine’s day WAP pay per click game promotion for Women’s day Launch of location-based service MTS Compass, providing addresses of the nearest cinemas, clubs, restaurants, ATMs, etc. Try&Buy promotion to all new Good’OK ring-back tone subscribers Launch of MTS Click premium content offerings, including mp3s, java games, pictures, etc. 376 96.0 98.0 89.9 99.1 141.8 79.9 Q4 Q1 Q2 Q3 Q4 Q1 36.1 40.1 52.7 99.9 58.2 34.1 Q4 Q1 Q2 Q3 Q4 Q1 31.7 35.2 49.8 63.5 69.6 39.7 Q4 Q1 Q2 Q3 Q4 Q1

Uzbekistan financial highlights Revenue performance inline with rising penetration and seasonal factors OIBDA decrease due to seasonal factors and increasing expenses associated with network expansion and 3G deployment Total Uzbekistan Revenue (USD mln) Total Uzbekistan OIBDA (USD mln) OIBDA Margin 63.6% 61.8% 61.9% 2009 2007 2008 2007 -12% +28% +4% UZS/USD 1 260 1 295 1 301 1 319 -14% +23% +1% 63.5% 1 358 61.0% * The functional currency in Uzbekistan is the US dollar. 2008 2009 59.5% 1 407 48.7 49.1 65.5 70.6 60.5 57.7 Q4 Q1 Q2 Q3 Q4 Q1 76.6 79.4 103.1 115.7 101.7 93.2 Q4 Q1 Q2 Q3 Q4 Q1

Uzbekistan operating indicators ARPU decline due to seasonal factors and increasing number of lower-ARPU customers Usage decreasing through addition of lower-value subscribers added on entry-level tariff plan Welcome ARPU (USD) MOU (min) APPM (US¢) Subs (mln) 1.7 1.6 1.4 2.8 3.6 4.4 2009 2007 2009 2007 -19% -30% -17% -16% -20% -9% 1.4 5.1 1.4 5.6 * The functional currency in Uzbekistan is the US dollar. 2008 2008 1.5 6.0 10.0 8.3 7.3 7.2 5.8 7.8 Q4 Q1 Q2 Q3 Q4 Q1 574 520 525 497 416 575 Q4 Q1 Q2 Q3 Q4 Q1

Turkmenistan financial highlights* Total Turkmenistan Revenue (TMT mln) Total Turkmenistan OIBDA (TMT mln) OIBDA Margin Top-line effected by seasonality and the overall economic slowdown OIBDA dynamics due to adjustments to currency changes and on-going expansion of network coverage * On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree established the official exchange rate at 14,250 TMT per 1 USD. On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 61.4% 61.6% 63.0% 2008 2007 2008 2007 -2% +70% +13% TMT/USD 1.0 1.3 2.3 2.9 -11% +54% +13% 42.3% 2.9 61.7% 2009 2009 55.8% 2.9 29.74 33.63 24.23 58.43 51.92 50.17 Q4 Q1 Q2 Q3 Q4 Q1 48.57 54.75 57.57 94.62 93.04 79.43 Q4 Q1 Q2 Q3 Q4 Q1

Turkmenistan operating indicators* ARPU (TMT) MOU (min) APPM (TMT) ARPU decline indicative of rising penetration Decreasing MOU due to further dilution of subscriber base by lower-value subscribers Subs (mln) 1 million subscribers milestone reached in Q1 0.18 0.16 0.17 0.36 0.47 0.57 2008 2007 2008 2007 -20% -32% -11% -11% -18% -3% 0.76 0.10 0.93 0.15 2009 2009 1.12 * On January 1, 2009, the Central Bank of Turkmenistan announced redenomination of the Turkmenistan Manat at the rate of 5,000 to 1. We have adjusted our historical results to the denominated rate for comparative purposes. 0.13 282 273 277 253 225 291 Q4 Q1 Q2 Q3 Q4 Q1 50.0 44.3 28.5 37.7 30.2 50.9 Q4 Q1 Q2 Q3 Q4 Q1

Armenia financial and operating highlights Total Armenia Revenue (AMD bln) Total Armenia OIBDA (AMD bln) OIBDA Margin OIBDA dynamics mirror revenue performance and indicative of expanding network Subs (mln) ARPU (AMD) 56.2% 57.9% 53.7% 1.4 4 033 1.4 5 047 2009 2007 2008 2007 1.5 4 331 -11% +5% -8% -5% -3% -4% AMD/USD 317.4 307.9 307.2 302.3 4 594 1.8 52.5% MOU (min) 157 183 202 2.0 3 486 205 306.0 49.1% Seasonal revenue dynamics exacerbated by macroeconomic volatility 2009 2008 2.1 172 53.0% 2 914 325.8 10.38 9.85 11.91 9.78 9.45 10.14 Q4 Q1 Q2 Q3 Q4 Q1 18.5 17.0 22.7 19.9 17.8 18.9 Q4 Q1 Q2 Q3 Q4 Q1

Financial and corporate highlights Key period developments Key financial and operating results Appendix Contents Group Russia Ukraine Uzbekistan Turkmenistan Belarus Reconciliation

Group revenue 1 809.0 (6.8) 55.1 32.6 101.7 243.2 1 383.2 Q1’09 65.0 55.2 Armenia 33.2 43.8 Turkmenistan (5.0) (5.6) Intercompany 2 418.3 2 379.2 Group revenue 353.9 408.8 Ukraine 115.7 79.4 Uzbekistan 1 855.5 Q4’08 1 797.7 Russia in USD mln Q1’08 Revenue contribution per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group OIBDA OIBDA and margin per country 46.0% 831.5 52.9% 29.1 55.8% 18.2 59.5% 60.5 42.5% 103.4 44.8% 620.2 Q1’09 48.1% 1 162.2 49.1% 31.9 61.7% 20.5 61.0% 70.6 40.1% 142.0 48.3% 897.1* Q4’08 32.0 Armenia 57.9% - margin 1 175.5 Group 49.4% - margin 61.6% - margin 61.8% - margin 46.5% - margin 48.8% - margin 190.1 Ukraine 49.1 Uzbekistan 877.4 Russia Turkmenistan in USD mln 26.9 Q1’08 * Including intercompany of $8.1 mln Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group net income -3.2% (57.7) (3.7) 10.5 30.7 12.5 (107.8) Q1’09 6.0% 145.5 0.4 12.6 34.6 27.6 70.3 Q4’08 (16.2) Armenia 610.2 Group 25.6% - margin 86.5 Ukraine 32.2 Uzbekistan 494.4 Russia Turkmenistan in USD mln 13.3 Q1’08 Quarterly net income and margin per country Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Group CAPEX CAPEX per country 35.7% 645.6 6.5 11.1 87.4 146.0 394.7 Q1’09 28.0% 676.6 24.8 20.2 41.0 139.4 451.4 Q4’08 2.0 Armenia 342.4 Group 15.5 Turkmenistan 11.3 Uzbekistan 109.0 Ukraine 204.6 Russia - as % of revenue in USD mln 14.4% Q1’08 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Russia: operating indicators 8.0% 10.4 11.5 21.9 205 19% 1.3 6.8 6.9 Q1’09 6.4% 12.7 11.7 24.4 218 17% 1.6 9.4 9.5 Q4’08 4.8% Churn 13.6 15.9 29.5 193 16% 1.6 10.0 10.1 Q1’08 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Ukraine: operating indicators 10.2% 1.1 0.1 2.3 4.6 8.1 427 21% 0.9 4.2 4.4 Q1’09 10.8% 1.2 0.2 5.7 1.0 8.2 389 20% 1.3 6.2 6.4 Q4’08 10.3% Churn 1.4 SIM card & voucher cost 0.6 Handset subsidy 8.4 3.4 13.8 175 13% 0.9 6.7 6.8 Q1’08 SAC per gross new subscriber Minutes of Usage (MOU) Advertising & marketing Dealer commission VAS as % of ARPU ARPU from VAS ARPU ex guest roaming ARPU in USD unless noted Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Uzbekistan Turkmenistan 6.6% 8.2 416 5.8 Q1’09 5.7% 8.7 497 7.2 Q4’08 2.8% 7.0 520 8.3 Q1’08 SAC per gross new subscriber* Minutes of Usage (MOU)* Churn* ARPU in USD unless noted 3.9% 4.5 225 10.6 Q1’09 4.2% 3.4 253 13.2 Q4’08 5.0% 14.8 273 35.4 Q1’08 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted Uzbekistan and Turkmenistan: operating indicators *The Company moved from a 2-month to a 6-month churn policy in Q1’08 Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

Armenia and Belarus: operating indicators Armenia 8.9% 22.7 172 9.0 Q1’09 7.0% 14.8 205 11.4 Q4’08 8.0% 26.7 n/a 13.1 Q1’08 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted 4.6% 14.3 458 6.5 Q1’09 4.6% 19.4 476 9.8 Q4’08 5.1% 14.8 508 9.0 Q1’08 SAC per gross new subscriber Minutes of Usage (MOU) Churn ARPU in USD unless noted *MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Belarus* Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ

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Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Return on Invested Capital (ROIC) is measured as (net income + interest expense + depreciation expense) / closing (equity + minority interest + long-term financial obligations).

Operating Income Before Depreciation and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q1 2008						Q4 2008						Q1 2009					
USD mln	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating income	704.6	562.5	85.4	35.1	21.9	(0.3)	706.2	587.0	41.3	50.7	17.3	9.8	464.2	378.4	22.4	40.6	15.4	7.4
Add: depreciation and amortization	470.9	314.9	104.8	13.9	5.1	32.2	456.0	310.1	100.7	19.9	3.2	22.1	367.3	241.8	81.0	19.9	2.9	21.7
OIBDA	1175.5	877.4	190.1	49.1	26.9	32.0	1 162.2	897.1*	142.0	70.6	20.5	31.9	831.5	620.2	103.4	60.5	18.2	29.1

	Q1 2008						Q4 2008						Q1 2009					
	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM	Group	RUS	UKR	UZB	TUK	ARM
Operating margin	29.6%	31.3%	20.9%	44.3%	50.0%	(0.5%)	29.2%	31.6%	11.7%	43.8%	52.2%	15.1%	25.7%	27.4%	9.2%	40.0%	47.0%	13.5%
Add: depreciation and amortization as a percentage of revenues	19.8%	17.5%	25.6%	17.6%	11.6%	58.5%	18.9%	16.7%	28.4%	17.2%	9.5%	34.1%	20.3%	17.5%	33.3%	19.6%	8.8%	39.4%
OIBDA margin	49.4%	48.8%	46.5%	61.8%	61.6%	57.9%	48.1%	48.3%	40.1%	61.0%	61.7%	49.1%	46.0%	44.8%	42.5%	59.5%	55.8%	52.9%

* Including intercompany of $8.1 mln.

37

Appendix – Definitions and Reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. 2 985.3 2 970.7 Net debt (46.0) (45.7) ST investments (978.5) (1 058.8) Cash and cash equivalents Less: 4 009.8 4 075.2 Total debt 2.0 2 816.5 1 191.3 As of Mar 31, 2009 3.0 Capital lease obligations 2 888.5 LT debt 1 183.7 Current portion of LT debt and of capital lease obligations As of Dec 31, 2008 USD mln 10.4 631.7 Free cash flow (104.8) (19.4) Acquisition of subsidiaries, net of cash acquired 0.5 - Investments in and advances to associates - (21.2) Proceeds/ (purchases) of other investments 0.2 23.2 Proceeds from sale of property, plant and equipment (97.9) (61.4) Purchases of intangible assets (547.6) 760.0 For three months ended Mar 31, 2009 (281.0) Purchases of property, plant and equipment Less: 991.5 Net cash provided by operating activities For three months ended Mar 31, 2008 USD mln

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: C = A + B B A 831.5 367.3 464.2 Three months ended Mar 31, 2009 4 796.3 1 833.2 2 963.1 Twelve months ended Mar 31, 2009 3 964.8 OIBDA 1 465.9 Add: depreciation and amortization 2 498.9 Net operating income Nine months ended Dec 31, 2008 USD mln

Appendix – Definitions and Reconciliations Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: May 22, 2009